[LETTERHEAD OF SIDLEY AUSTIN LLP]

November 25, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Funds (Securities Act File No. 33-26305; Investment Company Act File No. 811-05742) Post-Effective Amendment No. 120

Ladies and Gentlemen:

     On behalf of BlackRock Global Opportunities Portfolio, BlackRock International Opportunities Portfolio, BlackRock U.S. Opportunities Portfolio, BlackRock Health Sciences Opportunities Portfolio and BlackRock Science & Technology Opportunities Portfolio (collectively, the “Portfolios”), a series of BlackRock Funds (the “Fund”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 120 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

     The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the Portfolios’ prospectuses into compliance with the requirements of amended Form N-1A.

     On or around January 29, 2010, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Portfolios’ financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

     Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 839-5856 or Ellen W. Harris at (212) 839-5583.

Enclosures

cc:	Edward Baer Frank P. Bruno John A. MacKinnon	Very truly yours, /s/ Gladys Chang Gladys Chang

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships